UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: September 21 2020	By:	/s/ Wai Hang Wan
Name: Wai Hang Wan
Title: Chief Financial Officer

NEWS RELEASE

Nam Tai Strengthens Leadership Team with New Appointments

Dr. Lai Ling Tam Appointed Executive Chairman of the Board

Mr. Jiabiao Wang Named Chief Executive Officer

Mr. Wai Hang Wan Appointed Chief Financial Officer

SHENZHEN, PRC – September 21, 2020 - Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced that its Board of Directors has appointed Dr. Lai Ling Tam to the role of Executive Chairman of the Board and has named Mr. Jiabiao Wang, current General Manager of China Operations, as Chief Executive Officer of Nam Tai. These appointments, which are effective immediately, follow the previously announced resignation of Mr. Ying Chi Kwok from the role of Chairman and CEO. The Company also announced, concurrently, the appointment of Mr. Wai Hang Wan, David, CPA, as Chief Financial Officer, succeeding Ms. Yu Zhang, effective immediately.

“Succession planning has always been a top priority for our Board, and has been a part of our ongoing dialogue,” said Dr. Wing Yan Lo, Chairman of the Compensation Committee and Nominating and Corporate Governance Committee. “As part of that process, we are pleased to announce these three new appointments, which significantly strengthen our leadership team and set the stage for a new phase of growth and development for the Company.”

Dr. Wing Yan Lo continued, “The appointment of Dr. Tam as Executive Chairman brings to the Nam Tai Board a seasoned executive with a 25-year track record of success across the finance and real estate sectors, as well as valuable insights from a shareholder perspective. Dr. Tam’s deep understanding of our industry and the markets in which we operate, coupled with his focus on supporting the interests of all Nam Tai shareholders, make him particularly well suited to lead the Board and shape the Company’s strategic direction as we work to strengthen our position as a leading industrial ecosystem operator.”

“Nam Tai has excellent real estate assets, a clear and differentiated development strategy, a dedicated team of employees and significant opportunity to achieve its goal of strengthening its position as a leading industrial ecosystem operator and a respected enterprise through a clear development strategy based on four key pillars,” said Dr. Tam. “I look forward to working with the Board, Mr. Wang and the rest of the management team, as well as the Company’s various stakeholders, including its shareholders, to achieve Nam Tai’s full potential and create sustainable value for shareholders.”

Dr. Wing Yan Lo added, “The appointment of Mr. Wang as CEO reflects our focus on developing our deep pool of internal talent. A 15-year real estate industry veteran, Mr. Wang has significant real estate development, leasing and project management experience, with a proven track record of strong returns in both commercial and residential projects. As General Manager of our China operations, Mr. Wang has played a key role executing our development and leasing strategy, and has gained a deep understanding of the Company’s business and operating model. He has proven to be an exceptional leader and is ideally suited to assume this role. We look forward to benefiting from Mr. Wang’s experience and business acumen as we enter this exciting next chapter of growth under his leadership.”

Mr. Wang said, “I am honored to assume the role of CEO at such a pivotal moment for Nam Tai and the industry. We have made significant progress implementing differentiated strategies to expand our portfolio assets and create value for shareholders. This has included maximizing our existing projects; providing tenants with innovative, high quality industrial space; prudently managing financing obligations; controlling costs and exploring development opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area. I look forward to working closely with the senior management team, the Board and Nam Tai’s talented employees to build on the Company’s momentum and deliver value for all Nam Tai shareholders.”

“Mr. Wan is a proven finance leader with over 10 years of investment and accounting experience. He has worked as auditor at PwC with subsequent development in private equity, asset management and property developers,” said Dr. Wing Yan Lo. “He will be a valuable addition to our leadership team.”

“I am excited for the opportunity to lead Nam Tai’s financial function,” said Mr. Wan. “I look forward to leveraging my experience to help strengthen the Company's financial and operational performance, and foster investor engagement to drive value for our shareholders.”

About Dr. Lai Ling Tam

Dr. Tam currently serves as a senior advisor to the Kaisa Group, a role he has held since 2015. As a senior advisor, Dr. Tam is primarily responsible for formulation of investment and financing strategies for the group. Previously, he served as Vice Chairman and Executive Director of the Kaisa Group from 2010 to 2014. From December 2007 to November 2008, Dr. Tam was an executive director of SPG Land (Holdings) Limited where he was responsible for the corporate finance activities and investor relations of the company. From April 2005 to November 2007, Dr. Tam was the deputy managing director and chief financial officer of Hopson Development Holdings Ltd., where he was responsible for formulating and executing the company’s financing strategy. Dr. Tam also served as an independent non-executive director of Tsingtao Brewery Company Limited. From March 1998 to April 2005, Dr. Tam worked for ICEA Capital Limited for seven years. His last position was Managing Director of their Investment Banking Division, during which he executed a wide variety of corporate finance transactions, including M&A, and debt and equity financings. Prior to that, Dr. Tam also worked for major international investment banks in the area of corporate finance, and a multi-national oil company in the area of business development.

Dr. Tam received his bachelor’s degree in Engineering from University College London, and a Ph.D. from the University of Cambridge. He is also a holder of Chartered Financial Analyst.

About Mr. Jiabiao Wang

Mr. Jiabiao Wang was appointed as the General Manager of China Operations in February 2019, responsible for overall operation management of projects in China. He also served as the Deputy Director of Shenzhen Real Estate Association Housing Rental Committee.

Mr. Wang has over 15 years of experience in real estate development management and has lead functions including marketing, investment and industrial operation management. Prior to joining Nam Tai, Mr. Wang served as Deputy General Manager of Logan Group Shenzhen, Assistant President of Kaisa Group Shenzhen, and President of Kaisa Technology Innovation Group.

About Mr. Wai Hang Wan, David, CPA

Mr. Wan was appointed as Deputy General Manager, Internal Audit, responsible for audit and international investment matters. Before he joined Nam Tai in March 2019, he was Vice General Manager of Kaisa Asset Management Limited responsible for investment. Between 2014 and 2017, Mr. Wan worked at Noah Holdings (Hong Kong) Limited, the Hong Kong subsidiary of Noah Holdings (NYSE: NOAH) with a total committed capital of over USD3.5 billion. His last position was Vice President/ Head of Fund Management and Services covering a diversified portfolio of real estate, private equity, and secondary market funds and funds of funds. Prior to that, Mr. Wan served as Investment Manager of Hermes Capital, Business Analyst at Value Partners Management Consulting and auditor at PricewaterhouseCoopers in Hong Kong.

Mr. Wan received his bachelor’s degree in Finance and Marketing from the Hong Kong University of Science and Technology and his Master of Business Administration degree from the Chinese University of Hong Kong. He is a member of the Hong Kong Institute of Certified Public Accountants.

About Nam Tai Property Inc.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP"). Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

Contacts

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Ed Trissel / Amy Feng / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Namtai-jf@joelefrank.com